SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 33157; File No. 812-14926

Charles Schwab & Co. Inc. and Charles Schwab Investment Management, Inc.

July 10, 2018

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Temporary order and notice of application for a permanent order under section 9(c) of the Investment Company Act of 1940 ("Act").

SUMMARY OF APPLICATION: Applicants have received a temporary order ("Temporary Order") exempting them from section 9(a) of the Act, with respect to an injunction entered against Charles Schwab & Co. Inc. ("CS&Co.") on July 9, 2018 by the U.S. District Court for the Northern District of California ("District Court"), in connection with a consent order between CS&Co. and the Commission, until the Commission takes final action on an application for a permanent order (the "Permanent Order," and with the Temporary Order, the "Orders"). Applicants also have applied for a Permanent Order.

Applicants: CS&Co. and Charles Schwab Investment Management, Inc. ("CSIM") (each an "Applicant" and together, the "Applicants").

Filing Date: The application was filed on July 2, 2018.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving Applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on August 6, 2018 and should be accompanied by proof of service on Applicants, in the form of an affidavit, or for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESSES: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants: Charles Schwab & Co. Inc.: 211 Main Street, San Francisco, CA 94105; Charles Schwab Investment Management, Inc.: 211 Main Street, San Francisco, CA 94105.

FOR FURTHER INFORMATION CONTACT: Thankam A. Varghese, Attorney-Adviser, Kyle R. Ahlgren, Senior Counsel, or Holly L. Hunter-Ceci, Assistant Chief Counsel, at (202) 551-6821 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: The following is a temporary order and a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

Applicants' Representations:

1.   CS&Co. is a California corporation registered as a broker-dealer under the Securities Exchange Act of 1934, as amended ("Exchange Act"), and as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act"). CS&Co. serves as the principal underwriter for 85 open-end management investment companies registered under the Act ("Open-End Funds"). CSIM is a Delaware corporation registered as an investment adviser under the Advisers Act that serves as investment adviser to 107 Open-End Funds. A list of the funds to which CS&Co. and CSIM served as investment adviser or principal underwriter,

individual adviser or sub-adviser as of June 1, 2018 (the "Funds") is appended to the Application.

2. CS&Co. and CSIM are wholly-owned subsidiaries of The Charles Schwab Corporation ("CS"), a Delaware corporation headquartered in San Francisco, California and listed on the New York Stock Exchange. CS is a savings and loan holding company incorporated in 1986 that engages through its subsidiaries in wealth management, securities brokerage, banking, asset management, custody, and financial advisory services.

3. While no existing company of which CS&Co. is an "affiliated person" within the meaning of section 2(a)(3) of the Act ("Affiliated Person"), other than CS&Co. and CSIM (the "Fund Servicing Applicants") currently serves as an investment adviser (as defined in section 2(a)(20) of the Act) to, or depositor of, any registered investment company under the Act, employees' securities company or investment company that has elected to be treated as a business development company under the Act, or as a principal underwriter (as defined in section 2(a)(29) of the Act) for any Open-End Fund, unit investment trust registered under the Act ("UIT"), or face-amount certificate company registered under the Act ("FACC") (such activities, the "Fund Servicing Activities"), Applicants request that any relief granted by the Commission pursuant to the application also apply to any existing company of which CS&Co. is an Affiliated Person and to any other company of which CS&Co. may become an Affiliated Person in the future (together with the Fund Servicing Applicants, the "Covered Persons") with respect to any activity contemplated by section 9(a) of the Act.[1]

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[1] The Fund Servicing Applicants and other Covered Persons may, if the Orders are granted, in the future act in any of the capacities contemplated by section 9(a) of the Act subject to the applicable terms and conditions of the Orders.

4.   On July 2, 2018, the Commission filed a complaint in the District Court (the "Complaint") alleging violations of section 17(a) of the Exchange Act and rule 17a-8 thereunder. CS&Co. agreed to consent to the entry of a judgment by the District Court against CS&Co. (the "Final Judgment").   The Complaint alleges that, in violation of section 17(a) of the Exchange Act and rule 17a-8 thereunder, CS&Co. failed to file Suspicious Activity Reports ("SARs") on suspicious transactions by independent advisers that CS&Co. terminated from its custodial platform ("Advisers"). Such Advisers were not affiliated or associated with CS&Co. CS&Co. terminated the Advisers for engaging in activity CS&Co. determined violated its internal policies and presented risk to CS&Co. or its customers. The Complaint alleges that: (1) CS&Co.'s failure to file SARs during the 2012-2013 time period resulted from its inconsistent implementation of policies and procedures for identifying reportable transactions under the SAR rule (31 C.F.R. § 1023.320(a)) when CS&Co. investigated and terminated Advisers from its custodial platform; (2) although CS&Co. took steps to investigate and terminate Advisers, CS&Co. did not have clear or consistent policies for the types of activities for which SARs need to be filed; and (3) in a number of cases in which Advisers were terminated and there was reason for CS&Co. to suspect fraudulent activity, CS&Co. applied an unreasonably high standard for determining whether to file a SAR on the suspicious transactions.

5.   Concurrently with the filing of the Complaint, CS&Co. presented to the District Court an executed Consent of the Defendant Charles Schwab & Co. Inc. to Entry of Final Judgment (the "Consent"), consenting to the Final Judgment. The Final Judgment permanently restrains and enjoins CS&Co from violating section 17(a) of the Exchange Act and rule 17a-8 thereunder (the "Injunction") and ordered CS&Co. to pay a civil penalty in the amount of $2,800,000.

Applicants' Legal Analysis:

1.   Section 9(a)(2) of the Act provides, in pertinent part, that a person may not serve or act as, among other things, an investment adviser or depositor of any registered investment company or as principal underwriter for any registered open-end investment company, UIT, or FACC, if such person ". . . by reason of any misconduct, is permanently or temporarily enjoined by order, judgment, or decree of any court of competent jurisdiction from acting as an underwriter, broker, dealer, investment adviser, municipal securities dealer, bank, transfer agent, credit rating agency or entity or person required to be registered under the Commodity Exchange Act, or as an affiliated person, salesman, or employee of any investment company, bank, insurance company, or entity or person required to be registered under the Commodity Exchange Act, or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase or sale of any security." Section 9(a)(3) of the Act makes the prohibitions of section 9(a)(2) applicable to a company, any affiliated person of which has been disqualified under the provisions of section 9(a)(2). Section 2(a)(3) of the Act defines "affiliated person" to include, among others, any person directly or indirectly controlling, controlled by, or under common control with, the other person. The Injunction would result in a disqualification of CS&Co. from acting in the capacities specified in section 9(a)(2) because CS&Co. would be permanently enjoined by the District Court from engaging in or continuing certain conduct and/or practices in connection with the offer or sale of any security. The Injunction would also result in the disqualification of CSIM under section 9(a)(3) because CS&Co. is an Affiliated Person of CSIM within the meaning of section 2(a)(3) of the Act and would be subject to an injunction described in section 9(a)(2). Other Covered Persons similarly

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would be disqualified pursuant to section 9(a)(3) were they to act in any of the capacities listed in section 9(a).

2.   Section 9(c) of the Act provides that, upon application, the Commission shall by order grant an exemption from the disqualification provisions of section 9(a) of the Act, either unconditionally or on an appropriate temporary or other conditional basis, to any person if that person establishes that: (1) the prohibitions of section 9(a), as applied to the person, are unduly or disproportionately severe; or (2) the conduct of the person has been such as not to make it against the public interest or the protection of investors to grant the exemption. Applicants have filed an application pursuant to section 9(c) seeking a Temporary Order and a Permanent Order exempting the Fund Servicing Applicants and other Covered Persons from the disqualification provisions of section 9(a) of the Act. Applicants and other Covered Persons may, if the relief is granted, in the future act in any of the capacities contemplated by section 9(a) of the Act subject to the applicable terms and conditions of the Orders.

3.   Applicants believe they meet the standards for exemption specified in section 9(c). Applicants assert that: (i) the scope of the misconduct was limited and did not involve any of the Fund Servicing Applicants performing Fund Service Activities, or any Fund with respect to which the Fund Servicing Applicants engaged in Fund Servicing Activities or their respective assets; (ii) application of the statutory bar would result in material economic losses, and the operations of the Funds would be disrupted as they sought to engage new underwriters, advisers and/or sub-advisers, as the case may be; (iii) the prohibitions of section 9(a), if applied to the Fund Servicing Applicants and other Covered Persons, would be unduly or disproportionately severe; and (iv) the Conduct did not constitute conduct that would make it against the public interest or protection of investors to grant the exemption from section 9(a).

4.		Applicants assert that the Conduct did not implicate any Fund Servicing Activities and did not involve any Fund or the assets of any Fund with respect to which any Applicants provide Fund Servicing Activities. Applicants further note that none of the CS&Co. employees who were directly responsible for determining whether a SAR filing was required for the Advisers had any involvement in Fund Servicing Activities, and that no such person remains in the employ of any of the Fund Servicing Applicants.

5.		Applicants assert that neither the protection of investors nor the public interest would be served by permitting the section 9(a) disqualifications to apply to the Fund Servicing Applicants because those disqualifications would deprive the Funds of the advisory or sub-advisory and underwriting services that shareholders expected the Funds would receive when they decided to invest in the Funds. Applicants also assert that the prohibitions of section 9(a) could operate to the financial detriment of the Funds and their shareholders, which would be an unduly and disproportionately severe consequence given that the Conduct did not implicate any of the Fund Servicing Activities. Applicants further assert that the inability of the Fund Servicing Applicants to continue providing investment advisory and underwriting services to Funds would result in the Funds and their shareholders facing other potential hardships, as described in the application.

6.		Applicants assert that if the Fund Servicing Applicants were barred under section 9(a) from providing investment advisory and underwriting services to the Funds and were unable to obtain the requested exemption, the effect on their businesses and employees would be severe. Applicants represent that CS&Co. has committed capital and other resources to establish expertise in underwriting the securities of Open-End Funds and to establish distribution arrangements for Open-End Fund shares. Applicants further represent that without relief under section 9(c), CS&Co. would lose the greater part of its business, potentially leading to sales force layoffs and placing CS&Co. at a competitive disadvantage to other distributors who can offer intermediaries a full menu of products. Applicants further represent CSIM has committed substantial capital and other resources to establishing expertise in advising Funds, and that investment advisory services provided to Funds represents more than 94.9% of its assets under management (as of March 31, 2018).

7.   Applicants represent that: (1) none of the current or former directors, officers or employees involved in Fund Servicing Activities of the Fund Servicing Applicants had any involvement in the Conduct; (2) none of the CS&Co. employees who were directly responsible for determining whether a SAR filing was required for the Advisers had any involvement in Fund Servicing Activities, and that no such person remains in the employ of any of the Fund Servicing Applicants; and (3) because the Conduct did not involve Fund Servicing Activities, shareholders of Funds were not affected any differently than if those Funds had received services from any other non-affiliated investment adviser or principal underwriter.

8.   Applicants represent that CS&Co. has taken substantial remedial actions to address the conduct at issue in the Complaint and Final Judgment. As further detailed in the Application, such remedial actions include improving CS&Co.'s regulatory compliance program with an emphasis on SAR compliance, increasing the number of employees dedicated to anti-money laundering and fraud prevention (including employees with law enforcement backgrounds), and increasing the quantity and quality of internal AML and SAR training.

9.   As a result of the foregoing, Applicants submit that granting the exemption as requested in the application is consistent with the public interest and the protection of investors.

10.	To provide further assurance that the exemptive relief being requested herein would be consistent with the public interest and the protection of the investors, Applicants agree that they will, as soon as reasonably practical following the entry of the Injunction, distribute to the boards of trustees of the Funds ("Boards") written materials describing the circumstances that led to the Injunction, as well as any impact on the Funds and the application. The written materials will include an offer to discuss the materials at an in-person meeting with the Boards, including the trustees who are not "interested persons" of the Funds as defined in section 2(a)(19) of the Act and their "independent legal counsel" as defined in rule 0-1(a)(6) under the Act. Applicants undertake to provide the Boards with all information concerning the Injunction and the application as necessary for those Funds to fulfill their disclosure and other obligations under the U.S. federal securities laws and will provide them a copy of the Final Judgment as entered by the District Court.

11.	Applicants state that none of the Applicants nor any of their affiliates have previously applied for orders under section 9(c) of the Act.

Applicants' Conditions:

Applicants agree that any order granted by the Commission pursuant to the application will be subject to the following conditions:

1.	Any temporary exemption granted pursuant to the Application shall be without prejudice to, and shall not limit the Commission's rights in any manner with respect to, any Commission investigation of, or administrative proceedings involving or against, Covered Persons, including, without limitation, the consideration by the Commission of a permanent exemption from section 9(a) of the Act requested pursuant to the Application or the revocation or removal of any temporary exemptions granted under the Act in connection with the application.

2.	Each Applicant and Covered Person will adopt and implement policies and procedures reasonably designed to ensure that it will comply with the terms and conditions of the Orders within 60 days of the date of the Permanent Order.

3.	CS&Co. will comply with the terms and conditions of the Consent.

4.	The Applicants will provide written notification to the Chief Counsel of the Commission's Division of Investment Management with a copy to the Chief Counsel of the Commission's Division of Enforcement of a material violation of the terms and conditions of the Orders and Consent within 30 days of discovery of the material violation.

Temporary Order:

The Commission has considered the matter and finds that Applicants have made the necessary showing to justify granting a temporary exemption.

Accordingly,

IT IS HEREBY ORDERED, pursuant to section 9(c) of the Act, that the Applicants and any other Covered Persons are granted a temporary exemption from the provisions of section 9(a), effective as of the date of the Injunction, solely with respect to the Injunction, subject to the representations and conditions in the application, until the Commission takes final action on their application for a permanent order.

By the Commission.

Eduardo A. Aleman
Assistant Secretary